

February 15, 2011

Ms. Patricia Gruden
Chief Executive Officer
Nuvilex, Inc.
7702 E. Doubletree Ranch Road, Suite 300,
Scottsdale, AZ 85258

> **Re:** **Nuvilex, Inc**.
> **Form 10-K for the Year Ended April 30, 2010**
> **Forms 10-Q for Fiscal Quarters Ended July 31, 2010 and October 31, 2010**
> **File No. 333-68008**

Dear Ms. Gruden:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended April 30, 2010

Notes to Financial Statements
Note 1 – Background, Acquisition Purchase Price and Liquidity
Acquisition Purchase Price, page F-7

1. On page F-8, you reference the use of an independent third-party appraisal firm. This disclosure appears to infer that the restated amounts were taken directly from or prepared from a report provided by a third party appraisal firm or that management determined the value of the restated amounts based on data in the third-party valuation report. Please clarify for us. If you continue to include this disclosure, you must name the appraisal firm and provide their consent in any '33 Act filing that includes this reference. On the other hand, if you prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party appraisal firm, and the disclosure so states, or the disclosure attributes the purchase price allocation figures to the registrant and not the

third party appraisal firm, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures. Please refer to the answer to question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website.

2. You present the impairment loss on fixed assets of $3,507,621 in 2010 and $857,025 in 2009 within other income and expense. ASC 360-10-45-4 requires the inclusion of impairment losses for long-lived assets in net loss from operations.

Form 10-Q for Fiscal Quarter Ended July 31, 2010
Form 10-Q for Fiscal Quarter Ended October 31, 2010
Item 4T. Controls and procedures, page 6

3. You disclose that your principal executive officer and your principal financial officer concluded that your disclosure controls and procedures need improvement and were not adequately effective to cause the information required to be disclosed in reports. Item 307 of Regulation S-K requires you to definitively state in unqualified language, if true, that your disclosure controls and procedures were ineffective at the end of the period covered by your report and requires that you reference the Exchange Act Rules 13a-15(e) and 15d-15(e) in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant